Barry Melnkovic
Senior Vice President & Chief
Human Resources Officer

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800
412 433 1125
bmelnkovic@uss.com

March 21, 2018

Duane Holloway
[ADDRESS]

Dear Duane:

On behalf of United States Steel Corporation (U. S. Steel or the Company), I am pleased to confirm our offer to join the company in the position of Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary effective on April 16, 2018. In this position, you will report directly to David Burritt, President & Chief Executive Officer in our Pittsburgh, PA corporate headquarters. I am looking forward to your joining the team and helping us build the future of the United States Steel Corporation.

The purpose of this letter is to provide clarity on the compensation and benefits programs for which you will be eligible. The details of our offer are below.

Base Salary: Your base salary will be at an annualized rate of $550,000 subject to payroll deductions.

Annual Incentive Compensation Program: As part of your employment, you will be eligible to participate in the Executive Management Annual Incentive Compensation Program (Annual Incentive Compensation Program or AICP) targeted at 75% of your base salary earned, with a maximum incentive opportunity of up to 227% of your target based on company performance and influenced by your individual performance. Any payments for the 2018 performance period would be prorated based on the number of full months worked during the performance period. If an award is earned, AICP payments are typically made in March following the performance year.
Long-Term Incentive Program: You will be eligible to participate in the annual Long-Term Incentive Program (LTIP) on a basis reasonably comparable to that of other employees at a similar job level. Under the current program, you will receive a mix of long-term incentive compensation value in the form of stock options, restricted stock units and performance awards.

The LTIP award amount for employees at your level for 2018 was $1,250,000 on the date of grant. The amount, mix, terms and conditions of equity awards are reviewed and determined annually by the Compensation & Organization Committee of the Board of Directors. At this time, LTIP awards are typically granted in February each year based on eligibility as of January 1. Your first full grant will be in April 2018 subject to approval by the Compensation & Organization Committee of the Board of Directors.
Hiring Incentives (Cash): The Company will provide you with a cash incentive of $250,000 payable within 30 days of your hire date.
Stock Ownership Guidelines: As an executive, you will be subject to stock ownership and retention guidelines as approved by our Board of Directors. The ownership requirement is currently defined as a multiple of salary midpoint and, for executives at your level, the multiple is three times your salary midpoint. Until the required ownership is achieved, you will be required to retain shares equal to 100% of the after-tax value of shares received in connection with the vesting of restricted stock units and equity performance shares and 100% of the net value received from the exercise of stock options. Once the ownership requirement is satisfied, an executive who has received approval can sell up to 100% of the available full value shares and may exercise stock options with no requirement to hold any of the gain in shares. Further details regarding this program will be provided with your new hire paperwork.
Relocation Benefits: You are eligible for new hire relocation benefits, which include:

•	Ninety days temporary living expense in the Pittsburgh area

•	Two house hunting trips for you and your spouse

•	One-way movement of household goods and personal effects

•	Transportation for you and your family to relocate to Pittsburgh

•	Closing costs on the sale of your current residence and purchase of your future residence

•	Loss on sale benefit up to a maximum of $30,000, which represents the difference between the origin home purchase price and the end-out sales price based on HUD-1 documents

•	NOTE: The company will allow temporary living expenses to be extended up to an additional 9 months in the event that there is a delay in selling your home in Connecticut.

You agree that if you voluntarily terminate your employment within 24 months of the effective date of your hire, you will reimburse the company for any relocation benefits and cash hiring incentives you received. This amount will be due within thirty (30) days of the effective date of your employment termination.
Employee Benefits: You will be eligible to participate in retirement, savings, health and welfare benefit plans, including short-term and long-term disability programs. Outlined below are highlights of the retirement programs and additional benefits you will be eligible to receive based on your level.

(1)	Vacation: As an experienced hire at the Senior Vice President level, you will be eligible to receive five weeks of vacation annually. In 2017, your vacation will be prorated based on your hire date.

(2)
Retirement Account: You will participate in the Retirement Account under the Savings Fund Plan for Salaried Employees and be eligible for monthly company contributions in the amount of 4.75% to 8.5% of your base salary based on your age (see the table below). You will participate in a non tax-qualified restoration plan (the “Non Tax-Qualified Retirement Account Program”) with respect to the portion of the company contributions to your Retirement Account that cannot be made due to certain Internal Revenue Code (IRC) limitations. In general, you will vest in your Retirement Account under the Savings Fund Plan and your account under the Non-Tax Qualified Retirement Account Program after you complete three years of continuous service.

Your Age as of the First Day of the Month	Percentage of Monthly Eligible Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

(3)
Company Matching Contributions: You will be eligible to make employee contributions on a pre-tax and/or after-tax basis to the Savings Account under the Savings Fund Plan for salaried employees not to exceed 16% of your base salary subject to limitations under the IRC. You will also be eligible for company contributions that match 100% of your employee contributions up to 6.0% of your base salary (subject to the IRC limitations.) You will participate in a non tax-qualified restoration plan (the “Supplemental Thrift Program”) with respect to the portion of company contributions to your Savings Account that cannot be made due to certain IRC limitations. In general, you will vest in your company matching contributions under the Savings Fund Plan after you complete three years of continuous service and in the Supplemental Thrift Program after you complete five years of continuous service.

(4)
Supplemental Retirement Account: As an executive with the company, you will be eligible to participate in the Supplemental Retirement Account Program (SRA.) Under the SRA, you will be eligible for book accruals in the amount of 4.75% to 8.5% of your Annual Incentive Compensation, based on your age when earned (see table below). In order to vest in the SRA benefit, a participant must be at least age 55, have at least 10 years of continuous service and must be a participant in the plan for at least three years.

Your Age as of the First Day of the Month	Book Accrual Percentage
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Change in Control Severance Plan: As a Senior Vice President, you will be an eligible participant in the Company’s Change in Control Severance Plan, providing for a severance multiple of 2.0 times your salary and bonus. You have been provided with a copy of the plan. Please contact me with any questions related to the change in control severance plan.

Severance Provision: If the Company terminates your employment within two years of your date of hire other than for cause (as defined below), you will be entitled to a lump sum payment equal to the sum of (i) twelve months of your base salary, and (ii) the equivalent of one year of your target bonus (i.e., 100% of your base salary) as that amount would be calculated under the Annual Incentive Compensation Program (the “Severance Benefit”). This Severance Benefit is in lieu of any benefits to which you otherwise may be eligible under the Company’s Supplemental Unemployment Benefit (SUB) Program or any other severance or change in control arrangement or program. Such payment shall be made on the 30th day following your separation from service within the meaning of IRC section 409A (or, if such day is not a business day, on the next succeeding business day); provided, however, that no such payment may be made to you until the first business day following the six month anniversary of your separation from service if you are a ‘‘specified employee” under IRC section 409A at the time of your separation from service. The foregoing severance payment is conditioned upon your execution, nonrevocation, and compliance with the terms of a general release and waiver of all claims you may have against the Company and its directors, officers and affiliates, in the form presented by the Company.

For purposes of this severance provision, termination by the Company of your employment for “cause” shall mean termination upon (i) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness), (ii) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, (iii) your conviction of a felony or conviction of a misdemeanor which impairs your ability substantially to perform your duties with the Company, or (iv) the material breach by you of the Company’s Code of Ethical Business Conduct. Under this definition of “cause”, no act, or failure to act, on your part shall be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company.

Following the second anniversary of your date of hire, the severance provision described above will expire, and you will be eligible for benefits, if any, under the Company’s severance plans or programs on the same basis as similarly-situated employees, and subject to the terms and conditions of such plans or programs.

Conditions of Employment: The terms and conditions of this letter and the offer of employment that it contains shall be construed under the laws of, and the place of its acceptance shall be deemed to be, the Commonwealth of Pennsylvania.
This offer of employment is contingent upon your successful completion of a background check, verification of work authorization and pre-placement drug screening. As a condition of your employment, you will also be required to execute a non-disclosure and non-compete agreement, a copy of which is attached. You will be subject to all applicable company policies and procedures, including but not limited to, the Code of Ethical Business Conduct. More information about policies and procedures will be provided to you upon commencement of your employment.
If you accept this offer of employment, you will be an employee-at-will, meaning that either you or the company may terminate the employment relationship at any time for any reason, with or without cause. Any statements to the contrary that may have been made to you, or that may be made to you, by the company, its agents or representatives are superseded by this offer letter. Nothing will change the at-will status of your employment except for a written agreement signed by yourself and an appropriate officer of the company.
Dispute Resolution: Any and all disputes, controversies or claims arising out of or related in any manner to your employment with the company shall be resolved by final binding arbitration.  Disputes which the parties agree to arbitrate, and thereby agree to waive any right to a trial by jury, include, but are not limited to, claims based upon federal or state statutes, including the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the Fair Labor Standards Act and other wage and hour statutes, the WARN Act, claims based upon tort or contract laws or common law or any other federal or state or local law affecting employment in any manner whatsoever.   Notwithstanding the foregoing, nothing shall preclude the parties from petitioning a court of competent jurisdiction for appropriate injunctive relief where either party alleges a violation of any contractual obligations to the other or trade secret laws.  Any arbitration will be administered by the American Arbitration Association (AAA) pursuant to its Employment Arbitration Rules, as such rules may be amended from time to time.  The parties agree that the arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing.  The parties also agree that the arbitrator shall have the power to award any remedies, including attorneys’ fees, costs and equitable relief, available under applicable law.  The parties further agree that the decision of the arbitrator shall be in writing and that any judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.  The parties agree that the arbitration hearing shall take place in Pittsburgh, Pennsylvania.  The company will pay for any administrative or hearing fees and costs charged by the arbitrator or the AAA, except that you shall pay any filing fees associated with any arbitration that you initiate.  This obligation to arbitration does not include any claims which by law are not subject to arbitration, such as claims for workers compensation or unemployment compensation.

If you agree to accept this offer of employment, please countersign this letter and return it to me. I sincerely hope you will accept this employment offer. We look forward to working with you at United States Steel Corporation.
Very truly yours,

Barry Melnkovic
Senior Vice President &
Chief Human Resources Officer

Attachments
Accepted by:

Duane Holloway        Date